Food Main Street Lifestyle Sustainability Social Impact

Invest in Do Only Good Certified Pet Nutrition

Healthy dog food with responsibly sourced ingredients

DOGCERTIFIED.COM WESTLAKE VILLAGE CALIFORNIA


FUNCTIONAL NUTRITION
D.O.G
DO ONLY GOOD



My passion is dogs and I want my dogs to live long, healthy and happy lives. Dogs are just like us - what they eat affects their health and longevity. I wanted to give my dogs the very best nutrition. So I founded D.O.G. with Dr. Johnson and created recipes ensuring the health and vitality of dogs with transparent, sustainably sourced ingredients!

Rick Pack CEO/ Founder @ Do Only Good Certified Pet Nutrition

Why you may want to invest in us...

1. The $225 billion pet care industry is growing; North American sales expected to hit $281 billion by 2023.
2. Dynamic market 68% of all U.S. households own a pet, and 90-million of those pets are dogs.
3. Emerging regional brand now capable of reaching over 1,200 retailers in the Pacific Northwest and California.
4. Direct to consumer successful launch with subscription option at dogcertified.com.
5. Direct to retailer traction in Southern California averaging 5 new stores monthly.
6. True rotational feeding system. Our single-sourced meat and fish proteins provide optimal nutrition.
7. D.O.G. commitment to ingredient sustainability, Bioflex® sustainable packaging and we are a member of the Pet Sustainability Coalition
8. D.O.G. is expected to be attractive for Millennials - largest group of US pet owners; 40% of dog food purchasing.

Why investors ❤ us

WE'VE RAISED $678,098 SINCE OUR FOUNDING

Rick Pack is a person who has a longstanding reputation as a capable and successful entrepreneur. His accomplishments and enthusiasm go beyond the boardroom, as he has an established and authentic commitment to the health and well-being of dogs.

Additionally, the steady and long-term projected growth of the pet food industry makes for a sound investment. D.O.G.'s dedication to optimal nutrition, ingredient transparency, and sustainability speaks to the increasing demand by pet parents for products committed to these ethical principles and environmental practices.

Finally, I have absolute confidence in both Rick and D.O.G. products. I have fed my Irish Setter, Flynn, D.O.G. for

... read more

Dawn Stead Dawn Stead Private Investor

LEAD INVESTOR | INVESTING $50,000 THIS ROUND



D.O.G.s They are easier than a girlfriend.

Josef Rhodes



The analysis of the current market changes and trends were spot on. There is a real, large and growing need for higher quality products for pets. Offering subscription services is great for pet owners and for the company.

Max Dufour

Advisor and investor. 15+ years experience with IPOs, growth strategy, fundraising, technology, operations and value creation.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Rick Pack

CEO/ Founder

Creating a pet nutrition company with the mission to Do Only Good for dogs' health and the planet!

in



Dr. Randy Johnson

Ph.D. P.A.S., NUTRITIONIST

Registered animal scientist with 36 years experience in pet nutrition and food. Doctorate University of Missouri, Animal Nutrition & Management, Diplomat American College of Animal Nutrition, Member American Association of Veterinary Nutrition.

in



Derek McGowan

Financial Consultant

Retired Partner of Moss Adams LLP and Mazars LLP (Int'l Accounting firm with 20,000 professionals in 86 countries.) 45 years experience in finance, consulting and international audit and reporting. Specializes in start-ups and fast growth businesses.

in

In the news

Downloads

D.O.G. - Wefunder Deck
D.O.G - Pet Spending

Do Only Good (D.O.G.) Pet Food

We started in 2016 with an idea to make dog food with a purpose ... to Do Only Good for dogs' health and the planet.

My passion is dogs!

I wanted my dogs to live a long, healthy, and active life. Just like humans, dogs need proper nutrition to help achieve vitality and longevity. Do Only Good (D.O.G.) Certified Pet Nutrition® is a new pet food company that is taking an active approach toward the humanization of pet nutrition. D.O.G. pet products promote "the best in nature formulated with the best of science." ™


FUNCTIONAL NUTRITION
D·O·G
DO ONLY GOOD
North American
Beef Recipe
Dog Food

Shared philosophy, a perfect match.

We partnered with Dr. Randy Johnson, one of the foremost and respected Pet Nutritionists in the nation, with a worldwide reputation for excellence in the field.

We began to build brand philosophy: Single-sourced proteins, true rotational feeding system, superior digestibility, and geared toward sustainability of the planet. Dr. Johnson formulated protein diets (kibble and can) in six varieties: Beef, Chicken, Duck, Lamb, Turkey, and White Fish.

Manufactured test runs of kibble with C.J. Foods. Full product line tested for palatability, stool, digestibility, and confirmed guaranteed analysis. Testing met and exceeded all goals!


Beef Recipe
Chicken Recipe
Duck Recipe
Lamb Recipe
Turkey Recipe
White Fish Recipe

Off and running, making food in USDA inspected kitchens.

We opted to source sustainable packaging for our kibble. We then began manufacturing of kibble with C.J. Foods for sale and our canned diet in all six varieties with American Nutrition.

D.O.G. began with a traditional distribution model with independent distributors in the Pacific Northwest, New England, and the Upper Midwest region, and late 2019 launched D.O.G self-distribution in California.

Launched social media platforms: Facebook, Instagram, and Twitter.



Investor Testimonial

Brenda Watson, Founder & President of Vital Planet Natural Pet Care Experts


D.O.G. Investor Testimonial
from Do Only Good Pet Nutrition
BRENDA WATSON
FOUNDER & PRESIDENT OF VITAL PLANET NATURAL PET CARE EXPERTS, FOUNDER OF RENEW LIFE
00:52
vimeo

Why now?

The U.S. Dog Food market has never been larger – projected to reach nearly $39.0 billion in 2020. Coupled with this consistent annual growth since 2011, the major shift now is that millennials are the #1 owner of dogs in the US. These new pet parents and the "humanization" of dogs demand the best quality dog food.


$99.6 Billion Will Be Spent on Our Pets in the U.S. in 2020
0
5
10
15
20
25
30
35
40
$39.0 B
$19.7 B
$30.2 B
$10.7 B
Pet Foods
Supplies, Live Animals & OTC Medication
Vet Care & Product Sales
Other (boarding, insurance, pet sitting, etc.)
Source: 2020 APPA, Pet Owners Report

People and their dogs love us!


"We just wanted to let you know how much we love D.O.G. Certified dog food. Our dog, Hobie, has been eating D.O.G. Certified food for over two years now and loving it!" - Vanessa and Bill, Rye, NY
Hobie - Former Picky Eater
no more tummy issues!
"My 9-year-old Pomeranian, Beary, had been feeling ill with tummy issues, and nothing seemed to work. I was recommended your Pumpkin with Electrolyte powder at my local pet store. It was truly a joy to find a product that really works and that my pup likes too!" - Kristen, Ventura CA
Love it - Need it!
"So glad I discovered D.O.G dog food! My dogs love your product, and one needs it!" - Peter B, Portland. OR

Looking at an exciting and dynamic future...

In addition to our line of dog kibble and cans, we launched a line of pumpkin supplements. Our pumpkin supplements are a family of products to aid in the digestive health of both dogs and cats. It comes in three varieties: Pumpkin with Electrolytes, Pumpkin with Antioxidants, and Pumpkin with Omega Fatty Acids.

D.O.G. products are now in pet retailers through our current independent distribution partners. We are exploring more regional distribution affiliations in the mid-Atlantic and southern regions of the country.

We also have plans to expand D.O.G. self-distribution in California to include 50+ stores by December 2020.

D.O.G. has advantageously pivoted and reimagined the industry's traditional, single distribution channel by creating direct to consumer opportunities to sell our products that exceed and anticipate consumer demands. Recently, we have established online direct to consumer sales, and an online subscription program geared to millennial clientele, #1 owners of dogs today! The D.O.G. Subscription launch is strengthened by a national digital marketing and advertising campaign planned and managed by the Brandetize agency.

Development of future lines includes single-sourced meat treats and Veterinarian formulated nutritional supplement for raw feeders and home cooks.


D·O·G
DO ONLY GOOD
Chicken Recipe
PUMPKIN

Investor Q&A

– COLLAPSE ALL

What does your company do?

D.O.G. Certified makes super-premium dog food (kibble and cans) and pumpkin supplements. D.O.G. single meat and fish protein recipes ensure the health and vitality of dogs while also allowing variety in their diet without creating digestive issues. Our pumpkin supplements are a family of products to aid in the digestive health of both dogs and cats. With sustainable packaging, ingredient transparency, and commitment to the ecosystem, our mission is Do Only Good for dogs' health and the planet.

Where will your company be in 5 years?

We hope (but not guarantee) to generate $15mm+ in revenue, intend to sell the company at a projected sale price $25-$30mm. (Disclaimer: Projections are not guaranteed). A few recent examples: Health Extension Pet Care acquired by Ancestry Pet Food, Better Choice Company closed its $28 million financings, and acquisition of Halo. Purely for Pets, and Whitebridge continue acquiring multiple brands like DOGSWELL and TikiPet.

Why did you choose this idea?

My passion is dogs and I want my dogs to live long, healthy and happy lives. Dogs are just like us - what they eat affects their health and longevity. I wanted to give my dogs the very best nutrition. So I founded D.O.G. with Dr. Johnson and created recipes ensuring the health and vitality of dogs with transparent, sustainably sourced ingredients!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Millennial's are now the #1 pet owners in the U.S. and they're purchasing preference is via subscription. We tick all the boxes that motivate the Millennial pet food buyer. Foremost is our commitment to sustainability. D.O.G. is a member of the Pet Sustainability Coalition, all our packaging is sustainable, all our ingredients are sustainably sourced, and we are totally transparent with our ingredients.

What is your proudest accomplishment?

I wanted to start a pet nutrition company making products that help ensure the health, vitality, and longevity of our pets with a focused mission to Do Only Good for our dogs' health and the planet. Realizing the importance of an active approach toward humanization of pet nutrition was key to creating with Dr. Johnson D.O.G. single sources meat and fish protein recipes that promote a rotational feeding system allowing for variety without creating digestive issues. Plus, our sustainable packaging and sustainable ingredient transparency are must brand values. Creating and launching Do Only Good (D.O.G.) Pet Food is my proudest accomplishment.

How far along are you? What's your biggest obstacle?

1.) Distributors: Distributed in Pacific Northwest, Upper Midwest and New England through regional independent distributors.

2.) Regional Self-distribution: Launched Nov 2019, in California focused independent retailers.

3.) Direct to Consumer: at www.dogcertified.com, primarily focused on Subscription Sales. D.O.G.'s Subscription targets the purchasing demands of the new generational buyers. Subscriptions are the fastest growing purchase option for pet food, especially for Millennial customers.

Biggest obstacle: The Online/Subscription model is the future for super premium brands. Our challenge is to strategically build direct to consumer marketing team that effectively targets and educated the Millennial Pet Parents.

Who are your competitors? Who is the biggest threat?

Super premium dog foods ... Open Farm is our targeted competitor.

What do you understand that your competitors don't?

D.O.G.'s entire line both kibble and cans are single source meat and fish protein recipes and the diets are rotational. Both digestibility & rotational diets will play a key role in pet nutrition market. Our brand values target the #1 dog owners and dog food buyers - Millennials.

How will you make money?

Our current business model is re-imagining the industry's traditional, single distribution channel by creating additional opportunities to sell our products that target direct consumer demands and enhance D.O.G. margins.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Growing sales and cash flow to a sustainable level is #1. We have the products, branding and a solid base to achieve success. We need to continue to grow our social audience, continue to invest in consumer and retailer marketing and social advertising. Staying relevant with the our consumer, understand current pet food trends and continue to offer exceptional nutrition at a reasonable price. Getting the Subscription model right is key to D.O.G. success, this model provides our best margins, consistent cash flow, and platform to add and grow our brand offerings.

What do you need the most help with?

National brand awareness and education ; building an effective marketing team and fulfillment expertise

What would you do with the money you raise?

Production–Kibble, Cans and Pumpkin

Sales–Continue to build the National and California sales team to support our distributors and retailers.

Advertising and Marketing-Execute a consumer targeted marketing, advertising, and social media plan that reinforce and expands brand awareness.

Subscription marketing and advertising efforts led by Brandetize (www.brandetize.com), Brandetize's world-class team and technology focuses on all aspects of building a successful direct to consumer sales effort. (The D.O.G. Subscription Marketing and Media Plan is available upon request).

Continue to expand our education platforms for consumers and retailers.

Debt Consolidation – pay down the high interest short-term debt.

What positive early Traction has the company achieved?

After extensive testing of our product, we launched the brand in January 2019. At that time, we began partnerships with independent distribution companies starting in the Pacific Northwest. In March, we added a distributor in the New England states, and in May, another distributor in the Upper Midwest region. These distribution partnerships appeared in several major industry periodicals. In less than six months of our initial launch, D.O.G. products were now being distributed across the northern portion of the United States.

Almost immediately, D.O.G. received praise from retailers carrying our products and numerous testimonials from customers (see uploaded D.O.G. deck).

Our company was named OnDeck's small business of the month for September 2019. This press release was picked up nationwide.

In December 2019, D.O.G. strategically changed its distributor in the Pacific Northwest, affording our brand a broader reach to more western states. Also, we began self-distribution in California and are on track to have 50+ California retailers by the end of 2020.

In April 2020, Pet Food Industry Magazine, a leading and respected periodical within the industry, has requested a cover store on our company for later this year. In May of this year, we launched a subscription model on the D.O.G. website.

To expand our traction, we plan an extensive social media campaign, partnering with Brandetize to market content and propel our subscription model via our social media platforms. We also are working Popular Pays and Muttel Pet for influencer and video content to further expand our market presence.

Is there a market opportunity for your business to be big?

The U.S. consumer pet industry spending reached $95.7 billion in 2019. 68% of all U.S. households own a pet, and 90 million of those pets are dogs. Millennials account for over 40% of the market for purchasing dog food, and this number is expected to rise. This group humanizes their pets, advocates sustainability and health, and is willing to buy and promote products that align with these values.

Furthermore, surveys conducted (after the COVID-19 pandemic) show consumers purchasing more sustainable products and spending their money with companies who are concerned about the environment.

D.O.G.'s products and core philosophies of sustainability align with current consumer environmental purchasing shifts, which show no sign of slowing down. Therefore, the potential for our company to expand to a large and successful national brand based on these statistics and buying trends is excellent.

Do you have a great management team?

As the Founder/CEO of a startup, it is a privilege to work with a team who shares my vision while bringing their unique perspective and expertise to the table. Both our management and advisory teams have extensive education and experience in various fields, providing D.O.G. with a well-rounded group of professionals who are committed to the success of our venture.
Management Team

Derek McGowan – CFO – Retired Partner of Moss Adams LLP and Mazars LLP (International Accounting firm based in Paris, with 20,000 professionals in 86 countries.) 45 years of experience in finance, consulting and international audit and reporting. Specializes in start-ups and fast growth businesses.

Randy Johnson, PhD, PAS – Animal Nutritionist and D.O.G. Formulator. Over 36 years' experience in Animal Nutrition, Registered Professional Animal Scientist (PAS), Diplomat American College of Animal Nutrition, Member – American Institute of Food Technology, American Society of Animal Science and the American Association of Veterinary Nutrition. Trained over 200 pet nutritionists and their staffs in over 26 countries on pet food formulation

Deirdre Bence – V.P. Operations -

Advisory Team

Brenda Watson:
A D.O.G. investor and experienced entrepreneur and an industry leader in digestive health for both humans and animals, Brenda is an author and celebrated health educator on PBS. Brenda successfully sold her company Renew Life to Clorox for $300+MM.

Bob Aniello:
A D.O.G. investor and 30 year experienced brand management who has worked with Fortune 500 companies and built, managed and monetized the Cesar Millan and Dr. Pol brands.

Dr. Dody Tyneway, DVM, CVA, CAVCA, CCRT:
Dr. Tyneway holds a B.S. in Animal Science from Cornell University. She graduated with honors from the University of Florida College of Veterinary Medicine in 1992. Postgraduate studies include an internship in small animal medicine and surgery at the world-renowned Animal Medical Center in New York City. Association of Integrative Veterinary Medical Institute and is certified by the Canine Rehabilitation Institute.

Financials

Do Only Good Certified Pet Nutrition has financial statements ending December 31 2019. Our cash in hand is $5,000, as of May 2020. Over the three months prior, revenues averaged $58,240/month, cost of goods sold has averaged $9,577/month, and operational expenses have averaged $31,475/month.

At a Glance

January 1 to December 31

$187,334 +280%
Revenue

-$374,252
Net Loss

$505,504 +250%
Short Term Debt

$188,452
Raised in 2019

$5,000
Cash on Hand
As of 05/ 7/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

D.O.G. Certified makes super-premium dog food (kibble and cans) and pumpkin supplements. D.O.G. single meat and fish protein recipes ensure the health and vitality of dogs while also allowing variety in their diet without creating digestive issues. Our pumpkin supplements are a family of products to aid in the digestive health of both dogs and cats. With sustainable packaging, ingredient transparency, and commitment to the ecosystem, our mission is Do Only Good for dogs' health and the planet.
5-year projected revenue $15.0+ mm and we plan to seek to sell our company around such time and hope to obtain a valuation ranging between $25 million and $30 million assuming our revenue projections are reasonably accurate. (Disclaimer: Projections are not guaranteed). A few recent examples of successful companies in our industry include: Health Extension Pet Care being by acquired Ancestry Pet Food, Better Choice Company closed its $28 million financings and the acquisition of Halo, Purely for Pets, and Whitebridge continues acquiring multiple brands like DOGSWELL and TikiPet.

The above projections are based upon material assumptions mentioned throughout this Form C, which cannot be guaranteed.

Milestones

Do Only Good Certified Pet Nutrition LLC was incorporated in the State of California in July 2016.

Since then, we have:

- The $225 billion pet care industry is experiencing solid growth; North American sales expected to hit $281 billion by 2023.
- Dynamic market 68% of all U.S. households own a pet, and 90-million of those pets are dogs.
- Strong regional brand now capable of reaching over 1,200 retailers in the Pacific Northwest and California.
- Direct to consumer successful launch with subscription option at dogcertified.com.
- Direct to retailer traction in Southern California averaging 5 new stores monthly.
- The only complete dog food line that is a true rotational feeding system made with single source meat & fish proteins.
- D.O.G. commitment to ingredient sustainability, Bioflex® sustainable packaging and we are a member of the Pet Sustainability Coalition

Historical Results of Operations

Our company was organized in July 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $49,313 compared to the year ended December 31, 2019, when the Company had revenues of $187,334.
- *Assets.* As of December 31, 2018, the Company had total assets of $168,066, including $390 in cash. As of December 31, 2019, the Company had $304,740 in total assets, including $4,285 in cash.
- *Net Loss.* The Company has had net losses of $225,396 and net losses of $374,252 for the fiscal years ended December 31, 2018 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $164,437 for the fiscal year ended December 31, 2018 and $505,504 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $40,000 in debt, $390,000 in equity, and $188,452 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Do Only Good Certified Pet Nutrition LLC cash in hand is $5,000, as of May 2020. Over the last three months, revenues have averaged $58,240/month, cost of goods sold has averaged $9,577/month, and operational expenses have averaged $31,475/month, for an average net margin of $17,188 per month. Our intent is to be profitable in 12 months.

The launch of the Do Only Good (D.O.G.) Pet Food online shopping cart with subscription option.

While these projections cannot be guaranteed, our goal for generated revenue for the period July to December 2020 is $325,000. (39% Distributor, 35% DOG Direct CA Retailers and 26% Direct to customer "D2C"). Projected costs for the period are expected to be $507,000. This includes $ 197,500 for additional kibble inventory in August. We expect to have $147,500 of this in inventory at the end of the year.

The forecast sales for 2021 are $1,250,000 at an anticipated gross margin of 35%; with more emphasis on D2C as our primary revenue source (D2C 41%, Distributors 35%, and DOG Direct CA 24%). Once again, this cannot be guaranteed.

The above forecasts are based on our current best estimates of future sales and costs. The actual results may differ materially from these estimates.

For additional capital, we can solicit investment from equity investors, as well as use funds from sales distributors, direct to retailer transactions and online/subscription sales.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -200%

Gross Margin: 28%

Return on Assets: -123%

Earnings per Share: -$0.20

Revenue per Employee: $93,667

Cash to Assets: 1%

Revenue to Receivables: 3,893%

Debt Ratio: 166%

Reviewed Financial Statements- Do Only Good Certified Pet Nutrition LLC.pdf

Risks

1. Successful executions of our business model pivot that has reimagined the industry's traditional, single distribution channel by creating additional diverse sales networks to sell direct to retailers and consumers.

2. Finding and managing the right team to create and execute both targeted and effective digital media plans to connect with consumers, independent pet retailers, online customers and subscription customers. Plus expand our education platform for consumer and retailers.

3. The company needs sufficient capital to produce kibble and cans this summer. The company also plans to produce and acquire new product lines that support our online and subscription sale. A curated line of products that appeals to subscription customers.

4. To be successful in expanding distribution through independent distributors nationally, we need to build a sales force/rep team focused on our brands that support the distributor's sales teams. We need to attract a sales manager to build and manage this team.

5. The company will have to grow the management team to facilitate our pending growth. The risk is our ability to attract the right team that will understand and manage the company's growth needs.

6. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

7. This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)].

8. The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event does not occur, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

9. All forward-looking projections are based on material assumptions that cannot be guaranteed. If our assumptions are not correct, we will most likely not meet our forecasts.

10. Derek McGowan is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Rick Pack	Managing Member - President/CEO @ Do Only Good Certified Pet Nutrition LLC	2016

Officers

OFFICER	TITLE	JOINED
Derek McGowan	Consultant	2016
Rick Pack	Founder	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Rick Pack	1,160,000 Common Unit	64.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$7,842	Priced Round
12/2018	$188,452	Convertible Note
02/2020	$20,000	Loan
05/2018	$20,000	Loan
10/2017	$35,000	Priced Round
07/2016	$102,500	Priced Round
07/2016	$102,500	Priced Round
05/2018	$150,000	Priced Round

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/31/2018	$188,452	5.0%	50.0%	None	12/31/2022

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Jeffery Kazmark	05/25/2018	$20,000	$20,000	5.0%	12/31/2020	Yes
Jeffery Kazmark	02/24/2020	$20,000	$20,000	5.0%	02/24/2021	Yes

Related Party Transactions

Name	Jeffery Kazmark
Amount Invested	$20,000
Transaction type	Loan
Issued	05/25/2018
Outstanding principal plus interest	$20,000 as of 06/2020
Interest	5.0 per annum
Maturity	12/31/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Trustee of a Trust that is a Member of the Company

Name	Jeffery Kazmark
Amount Invested	$20,000
Transaction type	Loan
Issued	02/24/2020
Outstanding principal plus interest	$20,000 as of 06/2020
Interest	5.0 per annum
Maturity	02/24/2021
Outstanding	Yes
Current with payments	Yes
Relationship	Trustee of a Trust that is a Member of the company

Use of Funds

$50,001	50% to support subscription and direct to consumer social media advertising, marketing and social media content development, 22.5% sales and sales incentives, 20.0% debt consolidation, 7.5% Wefunder fees
$1,069,999	20% to support subscription and direct to consumer social media advertising, marketing and social media content development, 40% product production, 17.5% debt consolidation, 15% for additional territory sales reps, 7.5% Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series A Preferred Units	2,000,000	0	Yes
Preferred Units	8,000,000	0	Yes
Common Units	30,000,000	1,800,000	Yes
P Units	1,000,000	50,000	No

The Funding Portal

Do Only Good Certified Pet Nutrition is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.